                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                      13D-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(A)
                           (AMENDMENT NO.   3   )(1)
                                         ------

                                D.R. Horton, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)
                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                   23331A 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                           Paul W. Buchschacher, Esq.
                                D.R. Horton, Inc.
                         1901 Ascension Blvd., Suite 100
                               Arlington, TX 76006
                                 (817) 856-8200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 21, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)


                               (Page 1 of 5 Pages)

-------------

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23331A 10 9                  13D                     Page 2 of 5 Pages


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Donald R. Horton
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [x]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------
      NUMBER OF        7      SOLE VOTING POWER

       SHARES                 8,956,406
                       ---------------------------------------------------------
    BENEFICIALLY       8      SHARED VOTING POWER

      OWNED BY                -0-
                       ---------------------------------------------------------
        EACH           9      SOLE DISPOSITIVE POWER

      REPORTING               8,956,406
                       ---------------------------------------------------------
       PERSON                 SHARED DISPOSITIVE POWER

       WITH                   -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,956,406
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

         N/A
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 23331A 10 9                  13D                     Page 3 of 5 Pages


         This Amendment No. 3 amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission on February 16, 1999, as amended and supplemented by Amendment No. 1 filed with the Securities and Exchange Commission on January 4, 2001 and by Amendment No. 2 filed with the Securities and Exchange Commission on October 23, 2001 (the "Statement"). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Statement.

Item 4. Purpose of Transaction.

         Item 4 is hereby amended to delete the third, fourth and fifth paragraphs thereof and is further amended and supplemented to add the following:

         On February 21, 2002, the Issuer completed its acquisition of Schuler Homes, Inc., a Delaware corporation ("Schuler Homes"), pursuant to the Agreement and Plan of Merger, dated as of October 22, 2001 (the "Merger Agreement"). Pursuant to the Voting Agreement, dated as of October 22, 2001 (the "Voting Agreement"), with Schuler Homes, the Reporting Person, along with Terrill J. Horton, as trustee for four trusts, voted their respective Shares in favor of the Merger Agreement at the meeting of the Issuer's stockholders held on February 21, 2002. The Voting Agreement terminated according to its terms simultaneously with the completion of the acquisition of Schuler Homes.

         The Reporting Person has no present plans or proposals which relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries,
(ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iii) any change in the board of directors or management of the Issuer or any of its subsidiaries, (iv) any material change in the present capitalization or dividend policy of the Issuer, (v) any other material change in the Issuer's business or corporate structure, (vi) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person, (vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association,
(viii) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(b)(4) of the Securities Exchange Act of 1934 or (ix) any action similar to any of those described above. However, the Reporting Person, in his capacity as Chairman of the Issuer's Board of Directors, may from time to time be involved in discussions which relate to the transactions described in this Item 4. He disclaims any duty to disclose such discussions, plans or proposals of the Issuer or others, except as required by applicable laws and regulations; and he retains his right to modify his plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

CUSIP No. 23331A 10 9                  13D                     Page 4 of 5 Pages


Item 5. Interest In Securities Of The Issuer.

         Item 5 is hereby amended and restated in its entirety to read as follows:

         At February 21, 2002:

         (a)      Amount Beneficially Owned:  8,956,406

                  Percent of Class: 9.2%, based upon 97,266,274 Shares outstanding on February 21, 2002 (reflects issuance of 20,082,723 Shares in connection with the acquisition of Schuler Homes on February 21, 2002).

         (b)      Number of shares as to which such person has:

                  (i)      Sole power to vote or to direct the vote:  8,956,406

                  (ii)     Shared power to vote or to direct the vote: -0-.

                  (iii)    Sole power to dispose or to direct the disposition of:  8,956,406

                  (iv)     Shared power to dispose or to direct the disposition of: -0-

         (c) The Reporting Person has not engaged in any transactions in the Issuer's Shares during the sixty-day period immediately preceding the date of this Amendment No. 3 to Schedule 13D, except as described elsewhere herein.

         (d)      Not Applicable.

         (e)      Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect To Securities of the Issuer.

         Item 6 is hereby amended and restated in its entirety to read as follows:

         The Reporting Person has no contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits.

         Item 7 is hereby amended and restated in its entirety to read as follows:

         None.

CUSIP No. 23331A 10 9                  13D                     Page 5 of 5 Pages


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                      February 22, 2002
                                             -----------------------------------
                                                            Date

                                                     /s/ Donald R. Horton
                                             -----------------------------------
                                                          Signature

                                                       Donald R. Horton
                                             -----------------------------------
                                                            Name